082-34643

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

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07028757

Date December 19, 2007
Contact Li Sulejmanagic

Unaxis Holding

~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

SUPPL

The enclosed information is being furnished to the Securities and Exchange
Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the
"Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the
"Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the
understanding that such information and documents will not be deemed to be "filed"
with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that
neither this letter nor the furnishing of such information and documents shall constitute
an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i. A. A. Sulejmanagic

Corporate Communications

PROCESSED
DEC 3 1 2007
THOMSON
FINANCIAL

Enclosure

• **Disclosure of shareholding of Banque Cantonale Vaudoise pursuant to stock
exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Li Sulejmanagic
Phone   +41 58 360 96 06
Fax   +41 58 360 91 93
li.sulejmanagic@oerlikon.com
www.oerlikon.com

Disclosure of Shareholdings pursuant to the Stock Exchange Act

Pfäffikon SZ, December 19, 2007 – According to information provided by Banque Cantonale Vaudoise, Place Saint-François 14, 1003 Lausanne, on December 17, 2007, their sale positions exceeded the 25% threshold as at December 12, 2007. The structure of the notified holding in OC Oerlikon Corporation AG, Pfäffikon is as follows:

Purchase positions:

Percentage of voting rights: 9.19 %

- 490 449 registered shares (3.47 %)
- 621 770 long call options with 621 770 (4.40 %) voting rights conferred [*]
- 186 802 (written) short put options with 186 802 (1.32 %) voting rights conferred [*]

Sale positions:

Percentage of voting rights from underlying shares: 25.10 %

- 1 836 206 short call options with 1 836 206 (12.98 %) voting rights conferred [*]
- 1 714 168 long put options with 1 714 168 (12.12 %) voting rights conferred [*]

According to another notification received on December 17, 2007, the sale positions of Banque Cantonale Vaudoise, Place Saint-François 14, 1003 Lausanne, fell below the 25% threshold as at December 13, 2007. The structure of the notified holding in OC Oerlikon Corporation AG, Pfäffikon is as follows:

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[*] Based on a recommendation by SWX Swiss Exchange of December 18, 2007, for practical reasons there will be no publication of the extensive details on the financial instruments required by article 13 section 1 and 1bis in connection with article 17 section 1 lit. a and section 1bis SESTO-FBC. These can be obtained free of charge from OC Oerlikon Corporation AG, Pfäffikon, Churerstrasse 120, CH-8808 Pfäffikon (e-mail: ir@oerlikon.com; tel: +41 58 360 96 22; fax: +41 58 360 91 93).

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

Purchase positions:

Percentage of voting rights: 8.93 %

- 454 415 registered shares (3.21 %)
- 622 740 long call options with 622 740 (4.40 %) voting rights conferred *)
- 186 772 (written) short put options with 186 772 (1.32 %) voting rights conferred *)

Sale positions:

Percentage of voting rights from underlying shares: 25.10 %

- 1 841 193 short call options with 1 841 193 (13.02 %) voting rights conferred *)
- 1 694 168 long put options with 1 694 168 (11.98 %) voting rights conferred *)

The shareholder's contact person for the present notifications is:

François Seydoux, Case postale 300, 1001 Lausanne

Tel 021 212 17 70, Fax 021 212 10 95

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*) Based on a recommendation by SWX Swiss Exchange of December 18, 2007, for practical reasons there will be no publication of the extensive details on the financial instruments required by article 13 section 1 and 1bis in connection with article 17 section 1 lit. a and section 1bis SESTO-FBC. These can be obtained free of charge from OC Oerlikon Corporation AG, Pfäffikon, Churerstrasse 120, CH-8808 Pfäffikon (e-mail: ir@oerlikon.com; tel: +41 58 360 96 22; fax: +41 58 360 91 93).

OC Oerlikon Management AG, Pfäffikon   Telephone   +41 58 360 96 96
Churerstrasse 120   Fax   +41 58 360 91 96
P.O. Box   www.oerlikon.com
CH-8808 Pfäffikon SZ

Page 3 For further information please contact:

Burkhard Böndel	Frank Heffter
Corporate Communications	Corporate Investor Relations
Tel. +41 58 360 96 05	Tel. +41 58 360 96 22
Fax +41 58 360 91 93	Fax +41 58 360 98 22
pr@oerlikon.com	ir@oerlikon.com
www.oerlikon.com	www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company ranks either first or second in the respective global markets.



END

OC Oerlikon Management AG, Pfäffikon   Telephone +41 58 360 96 96
Churerstrasse 120   Fax +41 58 360 91 96
P.O. Box   www.oerlikon.com
CH-8808 Pfäffikon SZ